BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is December 17, 2008.

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: December 19, 2008

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4. Summary of Material Change

Yukon-Nevada Gold Corp. announces closing of its private placement.

5. Full Description of Material Change

The Company announces that it has closed its non-brokered private placement for a total of 79,800,000 units (the "Units") to net the treasury an aggregate of $3,990,000. A finder’s fee was paid in respect of a portion of the private placement.

Each Unit consists of one common share (a “Share”) and two series of Share purchase warrants. The first warrant (the “Series ”A” Warrant”) can be exercised to purchase one additional Share (the ““A” Warrant Share”) at a price of $0.07 per share within 12 months of closing of the private placement and the second warrant (the “Series “B” Warrant”) can be exercised to purchase one additional Share (the ““B” Warrant Share”)at a price of $0.09 per share within 18 months of closing of the private placement.

In accordance with securities legislation currently in effect, the Shares, the “A” Warrants, the “B” Warrants, the “A” Warrant Shares and the “B” Warrant Shares will be subject to “hold period” of four months plus one day expiring on expiring on April 18, 2009.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Graham Dickson, President and CEO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, British Columbia , this 13th day of January, 2009.

“Shaun Heinrichs”
Shaun Heinrichs, CFO